Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Announces Fourth Quarter 2007 Transactions

Amsterdam, The Netherlands; January 23, 2007 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during fourth quarter 2007:

•                          Signed new lease agreements for 21 aircraft,

•                          Delivered seven aircraft and 13 engines under lease agreements,

•                          Purchased 11 aircraft and five engines,

•                          Sold 16 aircraft and three engines as part of portfolio optimization strategy,

•                          Disassembled five older aircraft and four engines for part sales,

•                          Signed three debt financing transactions, increasing committed funding by $440 million (as announced in previous press release),

•                          Implemented corporate tax restructuring that is expected to reduce overall effective tax rate to approximately 12 -13% in the full year 2007 and following years.

Further details of these items can be found in the second part of this announcement.

AerCap’s CEO Klaus Heinemann said: “Our transactions in the fourth quarter and full year 2007 show that the current market for aircraft assets remains strong. As a result, we expect that our estimated earnings per share excluding the impact of the mark-to-market on our interest rate caps will exceed the analysts’ consensus earnings estimate of $0.52 per share for the fourth quarter. Aircraft leasing companies have good visibility of the demand situation for the remainder of this decade since they typically contract lease agreements 12 to 24 months in advance.  Based on the contracts AerCap has closed with airlines worldwide, we expect continued demand for modern, fuel-efficient aircraft driven by the continuing growth in air traffic in the emerging markets and Europe, and particularly by fleet replacement requirements.”

Lease Activities: Contracts Signed for 21 Aircraft and 13 Engines in Fourth Quarter 2007

New Lease Agreements

The average term of the 21 aircraft lease agreements signed during the fourth quarter was 95 months. AerCap also executed letters of intent (signed and deposit paid by lessee) for five aircraft leases with an average lease term of 98 months for new aircraft and 76 months for used aircraft during the fourth quarter. AerCap added three new airlines to its customer base (Aeroflot, Air Arabia, Spring Airlines), which brought the total number of new customers won in 2007 to 15.

The 21 new lease agreements for aircraft signed in the fourth quarter for future delivery to the operator included:

•                          Six new Airbus A320 for Aeroflot (Russia),

•                          One Boeing 737-500 for Aeroflot-Nord (Russia),

•                          Four new Airbus A320 for Air Arabia (United Arab Emirates),

•                          Three new Airbus A320 for Spring Airlines (China),

•                          Six new Airbus A320 for TAP (Portugal), and

•                          One Boeing 767-200 for US Airways (United States).

The 13 new engine lease agreements were signed for:

•                          Ten CFM 56 engines,

•                          One CF6-80 engine, and

•                          Two V2500 engines.

During 2007, AerCap signed a total of 39 new lease agreements for aircraft and 51 new lease agreements for engines. AerCap also executed letters of intent for an additional 42 new leases or extensions of aircraft leases.

Deliveries

The seven aircraft deliveries in the fourth quarter under previously contracted lease agreements included:

•                          One Boeing 737-500 for Aeroflot-Nord (Russia),

•                          One new Airbus A321 for Asiana (South Korea),

•                          Two new Airbus A320 for Mandala Airlines (Indonesia),

•                          Two new Airbus A319 for Skybus Airlines (United States), and

•                          One Boeing 767-200 for US Airways (United States).

The new aircraft have been placed on lease for an average of 115 months.

AerCap delivered to lessees a total of 33 aircraft and 51 engines from its owned and managed portfolio in 2007.

Purchase Activities: 11 Aircraft and 5 Engines Purchased in Fourth Quarter 2007

During the fourth quarter 2007, AerCap added 11 aircraft to its owned portfolio:

•                          Two new Airbus A319,

•                          Five Airbus A320 including two new aircraft,

•                          One new Airbus A321,

•                          One Boeing 757-200,

•                          One Boeing 767-200, and

•                          One DC8.

Of these, the DC8 and two older A320 aircraft will be disassembled for part-out by AeroTurbine.

During the fourth quarter 2007, AerCap added five engines to its owned portfolio:

•                          One CFM56 eninge,

•                          One CFM34 engine,

•                          One CF6-80 engine, and

•                          Two IAE V2500 engines.

The two IAE engines and the CF6-80 engine have been purchased for AerCap’s newly established long-term engine leasing business.

In total, AerCap purchased 40 aircraft and 18 engines in 2007.

In addition to the completed purchase activities above, AerCap has signed agreements for the purchase of seven aircraft and letters of intent for the purchase of five aircraft which are expected to be completed in first quarter 2008.

Sales Activities: Sale of 16 Aircraft in the Fourth Quarter Demonstrates Continued Portfolio Optimization

The nine aircraft sales transactions closed in the fourth quarter 2007 from AerCap’s owned portfolio included:

•                          Five Fokker 100,

•                          One DHC8-100,

•                          One Airbus A300,

•                          One Airbus A320, and

•                          One Airbus A321.

The average age of owned aircraft sold during the quarter was 11 years.

The seven sales transactions closed in the fourth quarter 2007 from AerCap’s managed portfolio included:

•                          One MD 83,

•                          Four Fokker 100, and

•                          Two Dornier 328-100.

The three engine sales transactions closed in the fourth quarter 2007 from AerCap’s owned portfolio included:

•                          One CFM56 engine,

•                          One CFM34 engine, and

•                          One JT8D engine.

AerCap sold a total of 24 aircraft and 22 engines from its owned portfolio and a total of 25 aircraft from its managed portfolio during 2007.

In addition to the completed sales activity above, AerCap has signed agreements for the sale of one A300 freighter and one Fokker 100, and letters of intent for the sale of one MD83, one Fokker 100, and one DC8 from its owned portfolio.  The completion of these sales is expected in 2008.

Transaction Overview	Fourth Quarter 2007			Full Year 2007
	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	19	2	21	28	11	39
Aircraft (LOI’s)	2	3	5	36	6	42
Engines (Contracts)	13	NA	13	51	NA	51
Deliveries
Aircraft	6	1	7	23	10	33
Engines	13	NA	13	51	NA	51
Purchases
Aircraft (Contracts for 2007)	11	NA	11	40	NA	40
Engines (Contracts for 2007)	5	NA	5	18	NA	18
Aircraft (Contracts for 2008)	7	NA	7	7	NA	7
Aircraft (LOI’s for 2008)	5	NA	5	5	NA	5
Sales
Aircraft (Contracts for 2007)	9	7	16	24	25	49
Engines (Contracts for 2007)	3	NA	3	22	NA	22
Aircraft (Contracts for 2008)	2	3	5	2	3	5
Aircraft (LOI’s for 2008)	3	1	4	3	1	4

Portfolio Summary

As of December 31, 2007, AerCap’s portfolio consisted of 317 aircraft and 69 engines that were either owned, on order, under contract or letter of intent, or managed.

The information above includes transactions completed by AerCap and AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

AerCap Holdings N.V. intends to report its transactions on a quarterly basis going forward.

Key Agreements

As previously announced, AerCap closed three debt financing transactions during the fourth quarter of 2007, increasing committed funding by $440 million.  In addition, AerCap successfully extended the term of its existing $1 billion warehouse facility with UBS and a syndicate of financial institutions from May 2013 to May 2014.

A corporate tax restructuring was implemented during the fourth quarter of 2007.  This structure is expected to reduce the overall effective tax rate for AerCap in the full year 2007 to approximately 12 -13%.  The effective tax rate for the next several years is expected to be comparable to the full year 2007 tax rate.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”,  “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel.+31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel.+31 20 655 9658 pwortel@aercap.com